NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 4, 2015

You are receiving this notification as Great Panther Silver Limited (the “Company”) is using the notice and access model for the delivery of its information circular to its shareholders in respect of its annual general meeting of shareholders to be held on Thursday, June 4, 2015 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2014 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically or request a paper copy. With this notification, you will also receive a proxy or voting instruction form, enabling you to vote at the Meeting. The use of this alternative delivery is more environmentally friendly and cost effective.

MEETING DATE AND LOCATION

WHEN:	WHERE:
Thursday, June 4, 2015	Suite 800, 333 Seymour Street
11:00 am (Pacific Time)	Vancouver, B.C.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	Number of Directors: To set the number of directors at six. See the section entitled “Number of and Election of Directors” in the Information Circular.

•

Election of Directors: To elect directors of the Company to hold office until the close of the next annual general meeting. See the section entitled “Nominees for Election” in the Information Circular.

•

Appointment of Auditor: To appoint KPMG LLP as auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor’s remuneration. See the section entitled “Appointment of Auditor” in the Information Circular.

Shareholders are reminded to view the Information Circular and other proxy materials prior to voting.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The Information Circular and other relevant materials are available at www.envisionreports.com/great-panther-AGM2015; or at the Company’s website at www.greatpanther.com/Investors/Reports-and-Filings/AGM-Information; or under the Company’s profile on SEDAR at www.sedar.com.

HOW TO OBTAIN PAPER COPIES OF THE PROXY MATERIALS

Shareholders who wish to receive a paper copy of the Information Circular, should contact the Company by calling Toll Free, within North America at 1-888-355-1766 or direct and outside of North America at (604) 608-1766, or by email at info@greatpanther.com. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than May 25, 2015. If you do request the current materials, please note that another proxy or voting instruction form will not be sent; please retain your current one for voting purposes.

VOTING

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed proxy or voting instruction form. Your proxy or voting instruction form must be received by 11:00 am, Pacific Time on June 2, 2015.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING